Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

FOURTH SUPPLEMENTAL Q&A

In this Fourth Supplemental Q&A, we use the terms “SAIC,” “we,” “us” and “our” to refer to Science Applications International Corporation or SAIC, Inc. when the distinction between the two companies is not important. When the distinction is important to the discussion, we use the term “Old SAIC” to refer to Science Applications International Corporation and “New SAIC” to refer to SAIC, Inc. In addition, we refer to the common stock of Science Applications International Corporation as “class A common stock” and “class B common stock,” and to the class A preferred stock of SAIC, Inc. as “new class A preferred stock” and to the common stock of SAIC, Inc. as “new common stock.”

REVISED Q&A

The following questions and answers have been revised and supersede the same numbered questions and answers in the Supplemental Q&A filed with the SEC on September 1, 2005, the Second Supplemental Q&A filed with the SEC on September 23, 2005 and the Third Supplemental Q&A filed with the SEC on October 14, 2005.

Q9. Will New SAIC essentially be the same company after we have outside investors?

A. We believe that much of our success can be attributed to our culture of employee ownership and the entrepreneurial spirit and commitment to growing our business it inspires in our employee owners. We do not believe the IPO will change those important aspects of our culture. We expect to sell in the IPO a number of shares that will be sufficient to create a public trading market in our new common stock with satisfactory liquidity. After the IPO, New SAIC will remain predominantly owned by the existing stockholders. Immediately after the IPO, new class A preferred stock will constitute from 80% to 90% of our outstanding capital stock and substantially all of our voting power. In addition, we will be issuing additional shares of new class A preferred stock or new common stock in the future to our employees, directors and consultants pursuant to our benefit plans.

Q11. Will our executive officers or the members of our board of directors change as a result of these transactions?

A. No. We do not anticipate any changes to our executive officers or board of directors as a result of these transactions.

Q14. What will I be entitled to receive in the merger?

A. In the merger, each share of outstanding class A common stock will be converted into the right to receive two shares of new class A preferred stock and each share of outstanding class B common stock will be converted into the right to receive 40 shares of new class A preferred stock. Of the shares of new class A preferred stock you receive in the merger:

•	10 percent will be designated series A-1 preferred stock

•	30 percent will be designated series A-2 preferred stock

•	30 percent will be designated series A-3 preferred stock

•	30 percent will be designated series A-4 preferred stock

Any fractional share interests will be aggregated and allocated to a series of class A preferred stock.

For example, a stockholder holding 1,000 shares of class A common stock will be entitled to receive the following shares of new class A preferred stock in the merger:

•	200 shares of series A-1 preferred stock

•	600 shares of series A-2 preferred stock

•	600 shares of series A-3 preferred stock

•	600 shares of series A-4 preferred stock

A stockholder holding 1,000 shares of class B common stock will be entitled to receive the following shares of new class A preferred stock in the merger:

•	4,000 shares of series A-1 preferred stock

•	12,000 shares of series A-2 preferred stock

•	12,000 shares of series A-3 preferred stock

•	12,000 shares of series A-4 preferred stock

While the conversion will be on a per share basis, the allocation of the new class A preferred stock among the four series will be completed on an account-by-account basis. For example, if shares of Old SAIC common stock are held both individually and in a revocable trust, the new class A preferred stock will be allocated among the four series separately for each account. Moreover, all shares of new class A preferred stock that are issued to a single account will be aggregated and allocated among the four series, even if the shares of Old SAIC common stock that were held in that account were acquired at different times or in a different manner (e.g. an option exercise).

Except for the transfer restrictions that we describe below, each share of new class A preferred stock will be identical.

Q17. What are the tax consequences of the merger?

A. The exchange of your class A and class B common stock for new class A preferred stock pursuant to the merger is not expected to be a taxable transaction for you for federal income tax purposes. It is conceivable that the Internal Revenue Service would seek to have the special dividend and the merger treated as part of a single integrated transaction for federal income tax purposes in which you are exchanging your Old SAIC shares for a combination of cash and the new class A preferred stock rather than giving the dividend independent significance. If the Internal Revenue Service asserts this position and if this position is ultimately sustained, any gain you realize on the exchange would be taxable to the extent of the amount of the cash received as a special dividend. For this purpose, the gain you realize would be equal to the value of the Old SAIC stock at the time of the merger over your basis in that stock. The taxable gain recognized would be long-term capital gain, if you held the Old SAIC stock for more than one year at the time of the merger, and short-term capital gain, if your holding period was one year or less. To the extent the cash received is in excess of the gain you realize in the transaction, the remaining cash would be treated as a non-taxable return of your investment in the Old SAIC stock (to the extent thereof) and would reduce your basis in the new class A preferred stock received in the merger. If the special dividend is treated as additional amount paid for your shares in the merger, it would not be treated as a dividend for federal income tax purposes.

Q23. How will the IPO price be determined?

A. The price of the new common stock in the IPO will be negotiated with the representatives of the underwriters, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. Among the factors considered in determining the IPO price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. Thereafter, the new common stock will trade at prices that depend on a number of factors. Our stock price may fluctuate based on these and other factors. The price of the new common stock in the IPO will be negotiated with the underwriters and the market price at which our new common stock will trade following the IPO will be determined by market forces. The underwriters and public investors who trade in the new common stock may give different weight to factors or valuation methodologies or consider new factors or valuation methodologies than those relied upon in determining the historical price of Old SAIC common stock. Therefore, the price negotiated with the representatives of the underwriters and the market price at which our new common stock will trade following the IPO may be higher or lower than the historical prices of Old SAIC common stock.

Q30. What will we do with the proceeds from the IPO?

A. The proceeds of the IPO will be held by New SAIC and will be included in our consolidated cash balances, which are used for general corporate purposes, including working capital, capital spending and possible investments and acquisitions. However, the board of directors of Old SAIC intends to declare a special dividend that will be paid to the holders of Old SAIC common stock as of the record date set by the board of directors. The special dividend could exceed the net proceeds from the IPO, assuming the underwriters do not elect to exercise their over-allotment option, by up to approximately $250 million.

Q33. What is the amount of the special dividend?

A. The dividend is expected to range from approximately $8 to $10 per share of Old SAIC class A common stock and from approximately $160 to $200 per share of Old SAIC class B common stock.

Q36. What are the tax consequences of the special dividend?

A. The special dividend should constitute a taxable dividend for federal income tax purposes to the extent it is paid from current or accumulated earnings and profits, as determined under federal income principles. Any dividends in excess of earnings and profits may be treated as a nontaxable return of capital or as a gain realized on the sale or disposition of your Old SAIC common stock. However, if the special dividend is treated as additional amount paid for your shares in the merger, it would not be treated as a dividend for federal income tax purposes. (Please see Question 147 and Question 148 of the Supplemental Q&A.)

Q40. What must I do to get my new class A preferred stock?

A. Your shares of Old SAIC common stock will be converted into the right to receive new class A preferred stock pursuant to the merger.

•	If you or a trust for your benefit hold your shares directly in a book-entry account, they will be converted automatically and you will receive a statement for the shares of new class A preferred stock you own following the merger. You can confirm that your account is in book-entry form from the first page of your Stock Summary Statement (mailed to you quarterly) or from your online stock summary report (available to employees via our intranet website, ISSAIC).

•	If you or a trust for your benefit hold your shares directly and they are represented by certificates, we will send you a letter shortly after the merger explaining how you can surrender your certificates and receive your new class A preferred stock. You should not send us your certificates at this time.

•	If you hold shares in one of our employee benefit plans, the plan will handle conversion of the shares without any action by you.

We expect that the shares of new class A preferred stock issued pursuant to the merger will be uncertificated shares (i.e. issued in book-entry form only.)

Q49. Can I buy or sell shares in the limited market before the completion of the IPO?

A. The last limited market trade prior to the proposed IPO occurred in October 2005. If you have unexpected qualifying financial needs, you may be eligible to sell your directly held shares to us pursuant to our Financial Hardship Policy as described on ISSAIC or available through our General Counsel’s office. For our 401(k) plan and certain other retirement plans, there will be a December trade before the IPO that participants in those plans may offer to buy or sell shares in accordance with the terms of those plans. Old SAIC has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in this December trade. (Please see Question 158 of the Supplemental Q&A.)

Q66. Will we continue to grant options under the 1999 Stock Incentive Plan?

A. We will continue to grant options under the 1999 Stock Incentive Plan through the closing date of the merger. After the merger and IPO, we anticipate that we will issue options under the 2006 Equity Incentive Plan, which we have asked our stockholders to consider and approve at the special meeting of stockholders. The 2006 Equity Incentive Plan will offer comparable features as the 1999 Stock Incentive Plan, but affords us increased flexibility to grant awards to our employees. (Please see Question 179 of the Supplemental Q&A.)

Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?

A. The following summary is qualified in its entirety by the specific provisions of our employee benefit plans and retirement plans, our stock programs policies and procedures, our certificate of incorporation and our other governing instruments. In addition, we are reviewing many of our employee benefit plans and retirement programs to take into account the merger and the IPO. We intend to make such changes as we deem appropriate to assist with our transformation to a company with a publicly traded security.

Stock Programs and Provisions	Before Merger and IPO	After Merger and IPO	Description of Change

Stock Bonus Awards	Awards of class A common stock (1 vote per share) issued pursuant to 1984 Bonus Compensation Plan	Awards of new class A preferred stock (10 votes per share) issued pursuant to 2006 Equity Incentive Plan	No significant change, except post-IPO bonus award shares carry 10 votes per share.

Stock Options	Options to purchase class A common stock granted under 1999 Equity Incentive Plan	Options to purchase new common stock granted under 2006 Equity Incentive Plan	• All unexercised options adjusted to reflect value of special dividend

Option Exercise Process	“Stock for Stock” exchange to pay exercise price and “Stock for Tax” to pay tax withholding on options granted under 1999 Equity Incentive Plan

•      “Stock for Stock” exchange to pay exercise price and “Stock for Tax” to pay tax withholding under 1999 Equity Incentive Plan

•      “Net Exercise” feature for options issued under 2006 Equity Incentive Plan

New flexibility for options issued under 2006 Equity Incentive Plan

Vesting Schedule for Stock and Option Awards	20%, 20%, 20%, 40% over four years	20%, 20%, 20%, 40% over four years	No change

Valuation	Before Merger and IPO	After Merger and IPO	Description of Change

Pricing for Stock Trades	Periodic valuation of class A common stock by board of directors with assistance of independent appraiser	Public market price for sales upon conversion of new class A preferred into shares of new common stock	Market price for common stock instead of periodic valuations

Pricing for Plan Transactions (e.g., exchanges to and from SAIC Stock Funds in retirement plans; SAIC purchases from retirement plans in private transactions; ESPP purchases)	Periodic valuation of class A common stock by board of directors with assistance of independent appraiser	The board of directors will be responsible for establishing a valuation for the new class A preferred stock, which is expected to be the public market price for the new common stock	Valuation based on public market price rather than on appraised value

Valuation for Exercise of Options and Vesting of Stock Bonus Awards	Periodic valuation of class A common stock by board of directors with assistance of independent appraiser	The board of directors will be responsible for establishing a valuation for the new class A preferred stock, which is expected to be the public market price for the new common stock.	Valuation based on public market price rather than on appraised value

Liquidity Features	Before Merger and IPO	After Merger and IPO	Description of Change

Transfer Restrictions	SAIC has right of repurchase and right of first refusal on class A common stock

Transfer restrictions expire periodically after the IPO:

•      4/1/06 (series A-1 preferred stock)

•      180 days (series A-2 preferred stock)

•      270 days (series A-3 preferred stock)

•      360 days (series A-4 preferred)

Shares of new class A preferred stock may be converted to new common stock and sold in public market after transfer restrictions expire

Exceptions to Right of Repurchase and Right of First Refusal	• Former employee program • Alumni program • Telcordia divestiture program	Not applicable	Stockholders may hold shares indefinitely after affiliation with SAIC terminates

Stock Trading	Limited market trades facilitated by Bull, Inc. four times annually	Public market for new common stock	Greater liquidity upon expiration of transfer restrictions

Employee Purchase Incentives	• First time buyers program • Various matching option programs • ESPP	• ESPP	Employees may purchase shares in public market

Permitted Transfers	Transfers permitted to family members, trusts, charities, etc, all subject to SAIC’s rights and restrictions	• During transfer restriction periods, transfers only to parties permitted by certificate of incorporation • After expiration of transfer restriction periods, shares freely transferable	All restrictions lapse after 360 days and shares become freely transferable

Employee Stock Retirement Plan	Before Merger and IPO	After Merger and IPO	Description of Change

Contributions	Discretionary contributions determined by SAIC board of directors and invested in Non-Exchangeable Company Stock Fund holding class A common stock

•      Discretionary contributions determined by SAIC board of directors and invested in Non-Exchangeable Company Stock Fund

•      Special dividend either reinvested in participant accounts or, if favorable guidance is received from the IRS on proposed tax treatment of the dividend, distributed to participants in cash

No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

Employee Stock Retirement Plan	Before Merger and IPO	After Merger and IPO	Description of Change

Diversification of Non-Exchangeable Company Stock Fund	At age 55 and after 10 or more years of service, sales from Non-Exchangeable Company Stock Fund to SAIC concurrent with limited market trades	At age 55 and after 10 or more years of service, either: • through periodic private sales to SAIC; or • through public market sales after expiration of transfer restriction periods.	No practical change, except greater liquidity after transfer restrictions lapse

In-Kind Distributions	• In kind distributions of class A common stock available to terminated participants at age 59.5 • In service in-kind distributions of class A common stock available on or after age 62	• In kind distributions of common stock available to terminated participants at age 59.5 • In service in-kind distributions of new common stock available on or after age 62	No practical change

Put Option	Participant who takes in-kind distributions can require SAIC to repurchase class A common stock during two 60 day windows	Participant who takes in-kind distributions will either maintain pre-IPO “put option” or sell into the public market	No practical change

SAIC 401(k) Plan	Before Merger and IPO	After Merger and IPO	Description of Change

Matching Contributions

SAIC matches 50% of the first 6% of employee deferrals:

•     50% of matching contribution invested in Non-Exchangeable Company Stock Fund

•     50% of matching contribution invested according to employee deferral elections

SAIC matches 50% of the first 6% of employee deferrals:

•     50% of matching contribution invested in Non-Exchangeable Company Stock Fund

•     50% of matching contribution invested according to employee deferral election

•     Special dividend either re-invested in participant accounts or, if favorable guidance is received from the IRS on proposed tax treatment of the dividend, distributed to participants in cash

No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

SAIC 401(k) Plan	Before Merger and IPO	After Merger and IPO	Description of Change

Profit Sharing Contributions (Discretionary—determined by SAIC board of directors)	Invested according to participant deferral elections

•     Invested according to participant deferral elections

•     Special dividend either re-invested in participant accounts or, if favorable guidance is received from the IRS on proposed tax treatment of the dividend, distributed to participants in cash

No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

Reallocation of Non-Exchangeable Company Stock Fund	No reallocation of stock in Non-Exchangeable Company Stock Fund	No reallocation of stock in Non-Exchangeable Company Stock Fund	No change

Reallocation of Exchangeable Company Stock Fund	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures concurrent with limited market trades	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures at regularly scheduled times	No practical change

AMSEC 401(k) Plan	Before Merger and IPO	After Merger and IPO	Description of Change

Matching Contributions	• 50% of matching contribution invested in Non-Exchangeable Company Stock Fund • 50% of matching contribution invested according to employee deferral elections

•     50% of matching contribution invested in Non-Exchangeable Company Stock Fund

•     50% or matching contribution invested according to employee deferral election

•     Special dividend either re-invested in participant accounts or, if favorable guidance is received from the IRS on proposed tax treatment of the dividend, distributed to participants in cash

No practical change, except participants will receive special dividend in cash or participant accounts will reflect equivalent value

Reallocation of Non-Exchangeable Company Stock Fund	No reallocation of stock in Non-Exchangeable Company Stock Fund	No reallocation of stock in Non-Exchangeable Company Stock Fund	No change

Reallocation of Exchangeable Company Stock Fund	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures concurrent with limited market trades	Participant may exchange out of Exchangeable Company Stock Fund under normal plan procedures at regularly scheduled times	No change

Non-Qualified Deferral Plans	Before Merger and IPO	After Merger and IPO	Description of Change

Management Stock Compensation Plan (MSCP) (a/k/a “rabbi trust” plan)	SAIC stock unit-based plan for key executives funded by the “rabbi trust”	• SAIC stock unit-based plan for key executives funded by the “rabbi trust” • Participants will receive the special dividend in cash	No practical change, except participants will receive special dividend in cash

Stock Compensation Plan (SCP) (a/k/a “rabbi trust” plan)	SAIC stock unit-based plan for high potential employees funded by the “rabbi trust”	• SAIC stock unit-based plan for high potential employees funded by the “rabbi trust” • Participants will receive the special dividend in cash	No practical change, except participants will receive special dividend in cash

Key Executive Stock Deferral Plan (KESDP)	Deferred compensation plans for key executives funded by “rabbi trust”	• Deferred compensation plans for key executives funded by the “rabbi trust” • Participants will receive the special dividend in cash	No practical change, except participants will receive special dividend in cash

Q80. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my existing stock options after the merger and the IPO?

A. The transfer restrictions that apply to your new class A preferred stock will depend on when you exercise your options. All shares you acquire when you exercise your existing options will be allocated among four series of new class A preferred stock (10% to Series A-1 preferred stock, 30% to Series A-2 preferred stock, 30% to Series A-3 preferred stock and 30% to Series A-4 preferred stock). These shares will be subject to transfer restrictions that expire:

•	on April 1, 2006 for series A-1 preferred stock

•	180 days after our IPO for series A-2 preferred stock

•	270 days after our IPO for series A-3 preferred stock

•	360 days after our IPO for series A-4 preferred stock

For example, if you exercise your options 200 days after the IPO, the series A-1 and A-2 preferred stock you receive will be unrestricted, but sale of the series A-3 and A-4 preferred stock you receive will be restricted until the applicable restriction periods expire (i.e., 270 and 360 days after the IPO, respectively). If you exercise your options more than 360 days after the IPO, none of the shares of new class A preferred stock you receive will be subject to transfer restrictions.

Q84. What will happen to funds accumulated in the 2004 ESPP after the last purchase under the plan?

A. Assuming we complete the merger and the IPO and our stockholders approve the 2006 ESPP, any funds accumulated in the 2004 ESPP after the last purchase of shares of class A common stock in December will be transferred from your current ESPP account into your account under the 2006 ESPP. Those funds will later be used to purchase shares of new class A preferred stock or new common stock (as determined by the compensation committee of the board of directors) under the 2006 ESPP.

Q85. What will be the purchase price at which shares are purchased under the 2006 ESPP?

A. The purchase price per share will be 85% of the fair market value of the stock on the applicable purchase date. The compensation committee has the authority to change the purchase price within a range of 85% to 100% of the fair market value of the stock on the offering date or the purchase date. The fair market value of the stock will generally be the closing sales price of our new common stock.

Q87. How will the special dividend be treated under the Employee Stock Retirement Plan (ESRP)?

A. The special dividend will be paid on each share of Old SAIC common stock held in the ESRP and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to our qualified plans. Until we obtain IRS guidance, the plan trustee will hold the special dividend in the ESRP’s Vanguard Prime Money Market Fund.

•	If we obtain favorable IRS guidance on our proposed tax treatment of the special dividend, we intend to instruct the plan trustee to distribute the special dividend proceeds in cash. Assuming we obtain favorable IRS guidance, you will receive the cash distribution as soon as administratively possible.

•	If we do not obtain favorable IRS guidance on our proposed tax treatment of the special dividend, your pro rata share of the special dividend will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate the dividend into alternative investment options as offered under the ESRP.

Q88. Will transfer restrictions on the new class A preferred stock prohibit me from diversifying my ESRP account after the merger and the IPO?

A. During the transfer restriction periods, we intend to conduct private purchases outside the public market at customary times to facilitate diversification transactions currently allowed under the ESRP. We anticipate that our board of directors will establish a value for the new class A preferred stock held by the ESRP for purposes of completing these periodic purchases. The company has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in these trades.

Q90. Can I still take an in-kind distribution from the ESRP after the IPO? Will the distribution be in new class A preferred stock?

A. After the merger and the IPO, in-kind distributions from the ESRP will be made in shares of new common stock, which you can sell in the public market. Until the transfer restriction periods on shares of new class A preferred stock expire, in-kind distributions will only be issued at the time the periodic transactions take place between the plans and us.

Q91. If I have taken a distribution of shares from the ESRP prior to the IPO and those shares are eligible for the “put” right under the ESRP (i.e., the right to require us to repurchase those shares), will we repurchase these shares?

A. Yes. The plan rules will continue to govern. However, after the transfer restriction periods on shares of new class A preferred stock expire, you may sell shares distributed from the ESRP into the public market. In addition, in-kind distributions made after the merger and IPO will be made in shares of new common stock and will not include a put right since those shares can be sold in the public market. (Please see Question 90 of the Supplemental Q&A.)

Q94. How will the SAIC 401(k) plan treat the special dividend?

A. The special dividend will be paid on each share of Old SAIC common stock held in the SAIC 401(k) plan and treated in exactly the same manner as the special dividend payment to the ESRP discussed above. The special dividend will be paid on each share held in the SAIC 401(k) plan’s Exchangeable Company Stock Fund and the Non-Exchangeable Company Stock Fund and allocated to plan participants on a pro rata basis. The special dividend will be 100% vested. We intend to seek IRS guidance concerning the tax treatment of the special dividend payable to our qualified plans. Until we obtain IRS guidance, the plan trustee will hold the special dividend in the SAIC 401(k) plan’s Vanguard Prime Money Market Fund.

•	If we receive favorable IRS guidance on our proposed tax treatment of the special dividend, we intend to instruct the plan trustee to distribute the special dividend proceeds in cash. Assuming we obtain favorable IRS guidance, you will receive the cash distribution as soon as administratively possible.

•	If we do not receive favorable IRS guidance on our proposed tax treatment of the special dividend, your pro rata share of the special dividend will be invested in the Vanguard LifeStrategy Conservative Growth Fund. You may reallocate the special dividend into alternative investment options as permitted under the SAIC 401(k) plan.

Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO?

A. During the transfer restriction periods, we intend to conduct private purchases outside the public market at customary times to facilitate diversification transactions currently allowed under the SAIC 401(k) plan. We anticipate that our board of directors will establish a value for the new class A preferred stock held by the SAIC 401(k) plan for purposes of completing these periodic purchases. The company has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in these trades.

Q100. Will the transfer restrictions on the new class A preferred stock prohibit me from exchanging funds in my AMSEC 401(k) Exchangeable Company Stock Fund after the IPO?

A. During the sale transfer restriction periods, we intend to conduct regularly scheduled private purchases outside the public market to facilitate diversification transactions currently allowed under the AMSEC 401(k) plan. We anticipate that our board of directors will establish a value for the new class A preferred stock held by the AMSEC 401(k) plan for purposes of completing these periodic purchases. The company has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in these trades.

Q104. How will the special dividend impact the stock deferral plans?

A. The special dividend will be paid on each share of Old SAIC common stock held in the rabbi trusts established for the Management Stock Compensation Plan (MSCP), the Stock Compensation Plan (SCP) and the Key Executive Stock Deferral Plan (KESDP). The special dividend will be 100% vested and will be paid to participants in cash.

Q133. When will we receive the IRS guidance referenced in Questions 87 and 94 of the Supplemental Q&A? When will we know whether we will receive cash proceeds from the special dividend paid with respect to Old SAIC common stock held in the ESRP and the SAIC 401(k) plan?

A. We cannot determine with certainty when we will obtain IRS guidance concerning the tax treatment of the special dividend payable to our ESRP and the SAIC 401(k) plan, but we expect it to be within six to twelve months after the IPO. The timing of the expected IRS guidance depends on the workload of the IRS employees with the expertise relevant to this matter (among other things). Pending IRS review, our qualified retirement plans’ trustee will hold the proceeds from the special dividend in the Vanguard Prime Money Market Fund, and no allocations or distributions will be made until we receive appropriate IRS guidance.

Q134. How will the special dividend be paid on stock held in “rabbi trusts”?

A. The special dividend will be paid with respect to each share of Old SAIC common stock held in the rabbi trusts established for the Management Stock Compensation Plan (MSCP), the Stock Compensation Plan (SCP) and the Key Executive Stock Deferral Plan (KESDP). The cash proceeds from the special dividend will be distributed to participants in those plans.

Q143. What class of stock will I receive if I exercise my stock options after the merger?

A. You will acquire shares of new class A preferred stock if, after the merger, you exercise stock options that were granted prior to the merger under the 1999 Stock Incentive Plan. The shares you acquire will be allocated among four series of new class A preferred stock (10% to series A-1 preferred stock, 30% to series A-2 preferred stock, 30% to series A-3 preferred stock and 30% to series A-4 preferred stock). Options granted after the merger under the 2006 Equity Incentive Plan, if approved and adopted by our stockholders at the special meeting of stockholders, will be for the purchase of new common stock. (Please see Question 80 and Question 179 of the Supplemental Q&A.)

Q147. How will the special dividend be taxed?

A. For U.S. stockholders, the special dividend should constitute a taxable dividend for federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits (EAP), as determined under federal income principles. However, if the special dividend is treated as an additional amount paid for your shares in the merger, it would not be treated as a dividend for federal income tax purposes. Any dividends in excess of current or accumulated EAP may be treated as a nontaxable return of capital or as a gain realized on the sale or disposition of your OLD SAIC common stock. We believe SAIC’s current or accumulated EAP, as of the effective date of the IPO, will exceed the projected dividend amount, and therefore the entire special dividend will be paid from current or accumulated EAP. We will issue information reports to Old SAIC stockholders and the IRS after the end of the calendar year in which the special dividend is paid, advising as to how much of the special dividend is paid from our current or accumulated EAP and, therefore, constitutes taxable dividend income to you.

Q148. At what rate will the special dividend be taxed? Are there holding period requirements to receive favorable dividend tax treatment?

A. Holders of Old SAIC common stock who are individual U.S. residents and satisfy a holding period requirement with respect to their Old SAIC common stock generally will be subject to federal income taxation at a maximum rate of 15% on the special dividend. To satisfy the holding period requirement, you must hold your Old SAIC common stock for a period of at least 61 days of the 121-day period beginning 60 days before the record date of the special dividend. Dividends paid on Old SAIC common stock held in the SAIC 401(k) plan and the ESRP are treated as nontaxable investment income of a qualified retirement plan and accordingly are generally taxable when distributed by the plan as ordinary income to the recipient and are not eligible for the dividend tax treatment.

Q156. After the merger and the IPO, will the stock held in the ESRP, the SAIC 401(k) plan and the AMSEC 401(k) plan be subject to transfer restrictions? If so, how will SAIC facilitate exchanges and diversification transactions?

A. Any new class A preferred stock will be subject to transfer restrictions. However, at least until the transfer restriction periods expire, we intend to conduct private purchase and sale transactions between the company and our retirement plans to facilitate diversification transactions and exchanges permitted by our qualified retirement plans. The company has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in these trades. (Please see Questions 88, 95 and 100 of the Supplemental Q&A.)

Q158. What are the scheduled dates for private transactions between SAIC and our retirement plans during 2006?

A. If the merger and the IPO proceed as planned, we do not expect to conduct any more limited market trades after the October 2005 limited market trade; however, we intend to conduct private purchase and sale transactions between the company and our retirement plans. We anticipate these private purchase and sale transactions in 2006 to occur in April, June, September and December. The company has the right, but not the obligation, to buy or sell the net balance of shares offered by participants in the retirement plans in these trades. The next two scheduled dates for private transactions between SAIC and our retirement plans are as follows together with corresponding deadlines:

Transaction Date	Deadline for exchanges submitted to Vanguard	Deadline for distributions submitted to Vanguard	Deadline for submitting rollovers to company stock
December 16, 2005	December 13, 2005	November 30, 2005	December 9, 2005
April 7, 2006	April 4, 2006	March 15, 2006	March 31, 2006

Q165. How often will participants be able to buy stock through the proposed 2006 ESPP?

A. If approved by our stockholders at the special meeting of stockholders, we anticipate that the 2006 ESPP will accumulate funds from participant payroll deductions during four quarterly “offering periods,” and purchase new class A preferred stock or new common stock (as determined by the compensation committee of the board of directors) on the last day of each such offering period. Each offering period will last for three months, beginning on or about April 1, July 1, October 1 and January 1 of each year, except for the first offering period, which is expected to begin on March 1, 2006 and end June 30, 2006. For additional information, please refer to New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Q173. After the merger and the IPO, will options granted to employees be options to purchase new common stock with one vote per share or options to purchase new class A preferred stock with 10 votes per share?

A. If our stockholders approve the 2006 Equity Incentive Plan at our special meeting of stockholders and we complete the merger and the IPO, we expect to issue stock options to purchase new common stock under that plan. Under proposed IRS regulations, granting options to purchase new class A preferred stock would have an adverse tax impact on the option holder. (Please see Question 179 of the Supplemental Q&A.)

Q174. As our existing stockholders sell their shares in the public market following the merger and the IPO, won’t employee ownership of New SAIC decrease?

A. Yes. As our existing stockholders sell their shares following the merger and the IPO, we expect that the percentage of employee ownership of New SAIC will decrease. However, the two class stock structure of New SAIC will allow our existing stockholders to maintain substantial voting control over New SAIC following the merger and the IPO. In the merger, our existing stockholders will receive shares of new class A preferred stock, with 10 votes per share. In contrast, purchasers of stock in the IPO will receive shares of new common stock, with one vote per share. In addition, when our existing stockholders sell or otherwise transfer their new class A preferred stock following the merger and the IPO to anyone other than permitted transferees, the purchaser or transferee will receive new common stock, with one vote per share. We also intend to issue additional shares of new class A preferred stock to our employees after the merger and the IPO under certain employee benefit plans. As a result of the greater voting power of the new class A preferred stock over the new common stock, our existing stockholders will maintain substantial voting control over New SAIC, even as they sell their shares following the merger and the IPO. For example, if 50% of our outstanding shares are eventually held by new public investors and the other 50% by our current stockholders (and assuming our qualified retirement plans hold class A preferred stock after the merger), the new public investors will hold new common stock representing approximately 9% of all voting rights, while our current stockholders will retain new class A preferred stock representing approximately 91% of all voting rights. Similarly, if 90% of our outstanding shares are eventually held by new public investors and the remaining 10% by our current stockholders (and assuming our qualified retirement plans hold class A preferred stock after the merger), the new public investors will hold new common stock representing approximately 47.5% of all voting rights, while our existing stockholders will retain new class A preferred stock representing approximately 52.5% of all voting rights.

ADDITIONAL Q&A

Q179. Why will options granted under the 2006 Equity Incentive Plan be for the purchase of new common stock rather than for new class A preferred stock?

A. The IRS recently issued proposed tax regulations which would impose adverse tax consequences on option holders if, after we are a public company, we grant options to purchase any class of stock other than the company’s publicly traded stock. Under the proposed regulations, the holders of options to purchase new class A preferred stock would be taxed on the in-the-money value of those options at the time they vest, rather than upon exercise of the option, and would be subject to a 20% excise tax. To avoid those adverse tax consequences, we intend to grant options under the 2006 Equity Incentive Plan for publicly traded stock (i.e., the new common stock).

Q180. Will these proposed IRS tax regulations impact options that have already been granted?

A. No. The proposed IRS tax regulations will only impact options granted after we are a public company and will not impact existing options granted under the 1999 Stock Incentive Plan for the purchase of shares of Old SAIC class A common stock, which after the merger will be converted into options to purchase new class A preferred stock.

Q181. Is it possible that changes will be made to these proposed IRS tax regulations prior to their becoming final?

A. Yes. The proposed IRS regulations are scheduled to become final in January 2007. It is possible that the regulations might be revised to change the provision that results in this adverse tax impact to option holders. If the final regulations allow us to grant options to purchase new class A preferred stock without the adverse tax impact to option holders, we intend to reassess this policy and thereafter may grant options after that time for new class A preferred stock.

Q182. Where can I find information regarding the special rules that apply to in-kind distributions from the Employee Stock Retirement Plan?

A. In-kind distributions of SAIC stock from the ESRP are available only to participants who are either (i) age 59 1/2 or older and no longer employed by SAIC or (ii) age 62 or older and employed by SAIC. You can read more about in-kind distributions by reviewing the information available on SAIC Retirement Plans site on ISSAIC. You can also obtain this information by logging onto your ESRP account at www.vanguard.com (go to your Plan Summary tab and review the questions listed under the “For Your Information” section of the page). You can also speak with a Vanguard representative at (800) 523-1188.

Q183. If I want to take an in-kind distribution from the ESRP before December 31, 2005 or before the dividend record date and IPO, when do I need to submit my request?

A. The process to complete an in-kind distribution from the ESRP generally takes two to three weeks between the time you submit your paperwork and the time the shares are issued in your name. If you want your in-kind distribution to be completed before December 31, 2005, or before the dividend record date and the IPO, you will need to submit your completed in-kind distribution request form to SAIC Retirement Programs by no later than 5:00 pm (Pacific time) on December 16, 2005. Requests for in-kind distributions received after December 16, 2005 will be held and not processed until the trade scheduled for April 7, 2006 between the retirement plans and the company.

Q184. When will I find out if I need to transfer my shares to a new broker and how I will interact with the new plan administrator for transactions such as option exercises?

A. SAIC and our new plan administrator currently are developing new processes and procedures for administration of SAIC’s stock programs. We will explain the changes to SAIC’s stock programs in detail as soon as possible. As a result of this effort, we expect that the new stock plan administrator will be able to facilitate all SAIC stock transactions such as option exercises and stock sales directly so that our current stockholders will not need to open accounts with a new broker.

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel by email to SECfilings@saic.com.